UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 27, 2020

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road,

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 13, 2019.

Item 1 — Information Contained in this Form 6-K Report

Introductory Note

On November 22, 2020, Seaspan Corporation (“Seaspan”) announced plans to create a new public holding company, Atlas Corp. (“Atlas”), by implementing a holding company reorganization (the “Reorganization”). Upon completion of the Reorganization on February 27, 2020, Atlas became the successor issuer to Seaspan pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following completion of the Reorganization, Seaspan is no longer a publicly traded company.

Special Meeting of Shareholders

Seaspan’s Special Meeting of Shareholders was held on February 27, 2020 (at 10:00 a.m., local time). Shareholders voted on the matters set forth below as follows:

1. Approval of the Agreement and Plan of Merger, dated as of November 20, 2019, as amended (the “Merger Agreement”), by and among Seaspan, Atlas and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas (“Merger Sub”), pursuant to which Merger Sub will be merged with and into Seaspan (the “Merger”), and Seaspan will continue as the surviving corporation and a wholly owned subsidiary of Atlas (the “Reorganization Proposal”). The Reorganization Proposal was approved.

For	Against	Abstain	Non Votes
174,712,419	375,329	122,706	0

2. Approval of a provision in the Amended and Restated Articles of Incorporation of Atlas, stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Atlas Limited or any of their affiliates (“Atlas Charter Proposal”). The Atlas Charter Proposal was approved.

For	Against	Abstain	Non Votes
174,123,551	924,996	161,907	0

3. Authorization of adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Reorganization Proposal at the time of the Special Meeting (the “Adjournment Proposal”). The Adjournment Proposal was approved.

For	Against	Abstain	Non Votes
173,110,159	1,961,124	139,171	0

Reorganization and NYSE Listing

On February 27, 2020, Seaspan completed the Reorganization. The Reorganization was effected pursuant to the Merger Agreement. Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Merger Sub merged with and into Seaspan and the separate corporate existence of Merger Sub ceased, with Seaspan continuing its corporate existence as the surviving corporation in the Merger and a direct, wholly owned subsidiary of Atlas.

At the Effective Time, each outstanding Seaspan common share (as defined below) and Seaspan preferred share (as defined below) was canceled, and one Atlas common share (as defined below) and one Atlas preferred share (as defined below) was issued to holders of such canceled Seaspan common share and Seaspan preferred share, as applicable.

In connection with the Reorganization, Seaspan notified the New York Stock Exchange (the “NYSE”) that the Reorganization had been completed and requested that trading of the following Seaspan shares be suspended prior to the market opening on February 28, 2020: (i) Class A common shares (“Seaspan common shares”), (ii) 7.95% Cumulative Redeemable Perpetual Preferred Shares – Series D (“Seaspan Series D Preferred Shares”), (iii) 8.25% Cumulative Redeemable Perpetual Preferred Shares – Series E (“Seaspan Series E Preferred Shares”), (iv) 8.20% Cumulative Redeemable Perpetual Preferred Shares – Series G (“Seaspan Series G Preferred Shares”), (v) 7.875% Cumulative Redeemable Perpetual Preferred Shares – Series H (“Seaspan Series H Preferred Shares”), and (vi) Fixed-To-Floating Cumulative Redeemable Perpetual Preferred Shares – Series I (“Seaspan Series I Preferred Shares” and together with Seaspan Series D Preferred Shares, Seaspan Series E Preferred Shares, Seaspan Series G Preferred Shares, and Seaspan Series H Preferred Shares, “Seaspan preferred shares”). The NYSE is expected to suspend trading of Seaspan common shares and Seaspan preferred shares after the close of business on February 27, 2020 and prior to the market opening on February 28, 2020. In addition, the NYSE has informed Seaspan that it will file with the Securities and Exchange Commission a notification on Form 25 to remove Seaspan common shares and Seaspan preferred shares that had been listed on the NYSE from listing by Seaspan on the NYSE and from registration under Section 12(b) of the Exchange Act.

On February 28, 2020, the following Atlas shares are expected to commence trading on the NYSE under the symbols “ATCO,” “ATCO-PD,” “ATCO-PE,” “ATCO-PG,” “ATCO-PH,” and “ATCO-PI,” respectively: (i) common shares (“Atlas common shares”), (ii) 7.95% Cumulative Redeemable Perpetual Preferred Shares – Series D (“Atlas Series D Preferred Shares”), (iii) 8.25% Cumulative Redeemable Perpetual Preferred Shares – Series E (“Atlas Series E Preferred Shares”), (iv) 8.20% Cumulative Redeemable Perpetual Preferred Shares – Series G (“Atlas Series G Preferred Shares”), (v) 7.875% Cumulative Redeemable Perpetual Preferred Shares – Series H (“Atlas Series H Preferred Shares”), and (vi) Fixed-To-Floating Cumulative Redeemable Perpetual Preferred Shares – Series I (“Atlas Series I Preferred Shares” and together with Atlas Series D Preferred Shares, Atlas Series E Preferred Shares, Atlas Series G Preferred Shares, and Atlas Series H Preferred Shares, “Atlas preferred shares”).

As previously announced, Seaspan notified the NYSE that it will voluntarily delist its 7.125% Senior Notes due 2027 (“2027 Notes”), 5.500% Senior Notes due 2025 and the related guarantees (“2025 Notes”), and 5.500% Senior Notes due 2026 and the related guarantees (“2026 Notes” and together with 2027 Notes and 2025 Notes, the “Notes”) from trading on the NYSE. Seaspan will file a notification on Form 25 to remove the Notes from listing on the NYSE and from registration under Section 12(b) of the Exchange Act.

Seaspan issued a press release announcing the closing of the Reorganization, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

3.1	Articles of Merger, dated February 27, 2020.

99.1	Press Release issued by Seaspan Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 27, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer